UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
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FORM SD
SPECIALIZED DISCLOSURE REPORT
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CRH public limited company
(Exact name of registrant as specified in its charter)

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Ireland (Jurisdiction of incorporation or organisation)	001-32846 (Commission file number)	98-0366809 (IRS Employer Identification No.)
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Stonemason’s Way, Rathfarnham, Dublin 16, D16 KH51, Ireland
(Address of principal executive offices) (Zip Code)
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Jim Mintern
Tel: +353 1 404 1000
Stonemason’s Way, Rathfarnham, Dublin 16, D16 KH51, Ireland
(Name and telephone number, including area code, of the person to contact in connection with this report)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, __________.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023

Section 1 – Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02    Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01    Resource Extraction Issuer Disclosure and Report

CRH plc (the “Company”) is subject to the EU Accounting (2013/34/EU) Directive as amended and as transposed into Irish Law and DTR 4.3A of the UK Financial Conduct Authority’s Disclosure Guidance and Transparency Rules (DTR 4.3A), which implements the payments to governments requirements provided for in the EU Transparency Directive in the United Kingdom.

The Company is relying on the alternative reporting provision of Item 2.01 and providing its Report on Payments to Governments for Extractive Activities for the year ended December 31, 2023 (the “Report”) prepared under the foregoing regimes to satisfy the requirements of Item 2.01. The Company’s Report is available on the Company’s website at https://www.crh.com/media/5362/final-2023-payments-to-governments-report.pdf. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

The Report was submitted to the FCA National Storage Mechanism and is available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Section 3 – Exhibits

Item 3.01    Exhibits

The following exhibit is submitted as part of this report.

Exhibit 2.01 – Resource Extraction Payment Report for the year ended December 31, 2023, as required by Item 2.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorised undersigned.

CRH public limited company

	By:	/s/ J. Mintern
Jim Mintern
Chief Financial Officer
Dated: June 28, 2024